Exhibit 99.1

Quhuo Reports Financial Results for the Second Half and Full Year 2025

BEIJING, China, April 2 2026 (PRNewswire) - Quhuo Limited (Nasdaq: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading gig economy platform focusing on local life services in China, today reported its unaudited financial results for the six months and full year ended December 31, 2025.

Financial and Operational Highlights for the Second Half of 2025

●	Revenues from housekeeping and accommodation solutions and other services were RMB45.7 million (US$6.5 million), representing a year-over-year increase of 99.8% from RMB22.9 million.

●	Gross profit of vehicle export solutions was RMB12.6 million (US$1.8 million), representing a year-over-year increase of 327.9% from RMB2.9 million.

●	Gross profit of housekeeping and accommodation solutions and other services was RMB14.8 million (US$2.1 million), representing a year-over-year increase of 38.2% from RMB10.7 million.

●	Gross profit margin of mobility solution services was 21.2%, compared with 4.6% in the second half of 2024.

Financial and Operational Highlights for Full Year 2025

●	Revenues from housekeeping and accommodation solutions and other services were RMB76.0 million (US$10.9 million), representing a year-over-year increase of 75.9% from RMB43.2 million.

●	Gross profit of vehicle export solutions was RMB15.5 million (US$2.2 million), representing a year-over-year increase of 187.4% from RMB5.4 million.

●	Gross profit of housekeeping and accommodation solutions and other services was RMB18.3 million (US$2.6 million), representing a year-over-year increase of 16.6% from RMB15.7 million.

●	Gross profit margin of mobility solution services was 11.2%, compared with 2.9% in 2024.

Mr. Leslie Yu, Quhuo’s Chairman and Chief Executive Officer, said, “Throughout 2025, amid a continuously evolving operating environment, Quhuo remained focused on optimizing its business structure and upgrading its capabilities. We made solid progress in cultivating emerging businesses, adjusting our core operations, and advancing technology initiatives, laying the groundwork for higher-quality growth in the future.

Our housekeeping and accommodation services became a new growth highlight. The continued development of Chengtu Homestay, LaiLai hotel services and our cooperation projects with Beike further validated our platform-based and standardized capabilities in accommodation and housing-related service scenarios, driving growth in both revenue and profitability.

Meanwhile, our cross-border used vehicle export business continued to move toward a more mature stage of development. As early-stage channel development and onboarding costs were gradually absorbed, the operating quality of this business improved steadily, with gross profit increasing significantly, further demonstrating the Company’s international growth potential.

In our on-demand delivery business, the Company experienced pressure from industry competition and market dynamics during the year. In response, we launched a major business reorganization and management restructuring in October 2025. As these measures have been progressively implemented, expense ratios have declined significantly, and we expect business efficiency and profitability to improve more visibly beginning in the second quarter of 2026.

At the same time, we have taken proactive measures to strengthen our management processes and internal control infrastructure as part of our broader effort to enhance operating discipline. Since the fourth quarter of 2025, we have enhanced our internal audit capabilities, increased management oversight, and improved monitoring procedures over key business and financial reporting processes. These efforts have already contributed to better cost discipline, stronger operational transparency and improved execution, and we expect the benefits of these enhancements to continue as they become further embedded across the organization.

Behind these developments is the deeper integration of technology and operations. We are actively applying AI agents in homestay operations and used vehicle export platform. In our homestay business, AI agents support dynamic pricing, price monitoring and listing management to improve operating efficiency. In our used vehicle export business, AI agents are used for vehicle sourcing monitoring and matching, document recognition and processing, vehicle inspection, inventory-demand matching, and procurement and refurbishment planning, thereby improving transaction efficiency and operational effectiveness. Looking ahead, we will continue to enhance our operating quality and platform capabilities to create long-term value for shareholders and society.”

Unaudited Financial Results of the Second Half of 2025

Total revenues were RMB1,394.5 million (US$199.4 million), compared with total revenues of RMB1,426.9 million in the second half of 2024, representing a slight decrease of 2.3%.

●	Revenues from on-demand food delivery solutions were RMB1,290.3 million (US$184.5 million), compared with RMB1,329.4 million in the second half of 2024, representing a slight decrease of 2.9%. The decrease was primarily because we optimized our business by disposing of several underperforming service stations in 2024, which led to a decrease in revenue scale. Increased order volume driven by intensified market competition primarily resulting from delivery platforms aggressively capturing market share, resulting in an increased total market size in the second half of 2025 partially offset such decline.

●	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride-hailing and vehicle export solutions, were RMB58.4 million (US$8.4 million), compared with RMB74.7 million in the second half of 2024, representing a decrease of 21.7%. The decrease was primarily due to the optimization of our business by ceasing our ride-hailing solutions services in several underperforming service cities.

●	Revenues from housekeeping and accommodation solutions and other services were RMB45.7 million (US$6.5 million), representing a sharp increase of 99.8% from RMB22.9 million in the second half of 2024, primarily due to the adoption of online promotion channels in addition to traditional platform-based customer acquisition.

Cost of revenues was RMB1,386.2 million (US$198.2 million), representing a year-over-year increase of 0.6%, primarily attributable to the increase in our labor costs to fulfill higher order volume amid intensified market competition.

General and administrative expenses were RMB111.5million (US$15.9 million), representing an increase of 43.3% from RMB77.8 million in the second half of 2024, primarily attributable to (i) provision for credit loss of long-term receivable from a third party of RMB25.6 million (US$3.7 million), (ii) share-based compensation expenses of RMB3.0 million (US$0.4 million), (iii)an increase of welfare and business development expenses and office expenses of RMB2.4 million (US$0.3 million), resulting from the expansion into new cities for our housekeeping services.

Research and development expenses were RMB3.5 million (US$0.5 million), representing a decrease of 38.7% from RMB5.8 million in the second half of 2024, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

We recorded gain on disposal of assets, net, of RMB68.2 million and loss on disposal of assets, net, of RMB1.3 million (US$0.2 million) in the second half of 2024 and 2025, respectively, primarily due to the transfer of certain long-term assets to third parties.

Our interest expense remained stable at RMB2.0 million (US$0.3 million) and RMB1.8 million for the second half of 2025 and 2024, respectively, primarily relating to the stability in our average short-term bank borrowings.

We recorded other losses, net, of RMB1.2 million (US$0.2 million) in the second half of 2025, compared to other income, net, of RMB0.4 million in the second half of 2024.

Income tax benefit was RMB13.9 million (US$2.0 million), as compared to income tax benefit of RMB15.7 million in the second half of 2024, primarily because we reversed certain previously unrecognized tax benefits relating to prior years once the applicable statute of limitations expired.

Net loss attributable to Quhuo Limited was RMB97.5 million (US$13.9 million), compared with net income attributable to Quhuo Limited of RMB48.1 million in the second half of 2024.

Adjusted EBITDA loss was RMB99.2 million (US$14.2 million), compared with adjusted EBITDA of RMB43.8 million in the second half of 2024. (1)

Adjusted net loss was RMB94.5 million (US$13.5 million), compared to the adjusted net income of RMB48.1 million in the second half of 2024. (1)

Unaudited Financial Results of Full Year 2025

Total revenues were RMB2,525.9 million (US$361.2 million), a decrease of 17.1%, compared with total revenues of RMB3,046.9 million in 2024.

●	Revenues from on-demand food delivery solutions were RMB2,334.2 million (US$333.8 million), compared with RMB2,828.5 million in 2024, representing a decrease of 17.5%. The decrease was primarily because we optimized our business by disposing of several underperforming service stations in 2024, which led to a decrease in revenue scale.

●	Revenues from mobility service solutions were RMB115.7 million (US$16.5 million), compared with RMB175.1 million in 2024, representing a decrease of 34.0%. The decrease was primarily due to (i) a decrease in vehicle sales volume in our vehicle export solutions business as a result of the introduction of a new business model and a decrease in vehicle purchases for sale, and (ii) the optimization of our business by ceasing our ride-hailing solutions services from several underperforming service cities.

●	Revenues from housekeeping and accommodation solutions and other services were RMB76.0 million (US$10.9 million), an increase of 75.9%, compared with RMB43.2 million in 2024, primarily due to the adoption of online promotion channels in addition to traditional platform-based customer acquisition.

Cost of revenues was RMB2,513.5 million (US$359.4 million), representing a year-over-year decrease of 15.5%, generally in line with the decrease in our total revenues.

General and administrative expenses were RMB187.8 million (US$26.9 million) in 2025, representing an increase of 26.3% from RMB148.6 million in 2024, primarily attributable to (i) provision for credit loss of long-term receivables from a third party of RMB25.6 million (US$3.7 million), (ii) an increase of professional service fees from RMB37.2 million in 2024 to RMB44.0 million (US$6.3 million) in 2025, due to ADS issuance costs we incurred in 2025 of RMB13.1 million (US$1.9 million), (iii) an increase of welfare and business development expenses and office expenses from RMB28.4 million in 2024 to RMB33.5 million (US$4.8 million) in 2025, resulting from the expansion into new cities for our housekeeping services, and (iv) share-based compensation expenses of RMB3.0 million (US$0.4 million).

Research and development expenses were RMB 7.1 million (US$1.0 million) in 2025, representing a decrease of 33.5% from RMB 10.7 million in 2024, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

We recorded gain on disposal of assets, net, of RMB75.2 million and RMB4.4 million (US$0.6 million) in 2024 and 2025, respectively, primarily due to the disposal of certain underperforming service stations to third parties in 2024.

Our interest expense remained stable at RMB4.2 million (US$0.6 million) and RMB4.1 million in 2025 and 2024, respectively, primarily relating to the stability in our average short-term bank borrowings.

Income tax benefit was RMB31.8 million (US$4.5 million) in 2025, as compared to RMB18.3 million in 2024, primarily because we reversed certain previously unrecognized tax benefits relating to prior years once the applicable statute of limitations expired.

Net loss attributable to Quhuo Limited was RMB150.5 million (US$21.5 million) in 2025, as compared to net income of RMB1.6 million in 2024.

Adjusted EBITDA loss was RMB159.4 million (US$22.8 million) in 2025, as compared to adjusted EBITDA of RMB9.1 million in 2024.(1)

Adjusted net loss was RMB147.5 million (US$21.1 million) in 2025, as compared to adjust net income of RMB1.6 million in 2024. (1)

(1)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of December 31, 2025, the Company had cash, cash equivalents and restricted cash of RMB40.0 million (US$5.7 million) and short-term debt of RMB113.4 million (US$16.2 million).

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income/loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net income/loss represents net income/loss before share-based compensation expenses. Adjusted EBITDA represents adjusted net income/loss before income tax benefit/expense, amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net income/loss or any other performance measures or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth below.

	For the Six Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands)
Net income/(loss)	48,127	(97,521)	(13,945)	1,612	(150,511)	(21,522)
Add: Share-based Compensation	-	3,011	431	-	3,011	431

Adjusted net income/(loss)	48,127	(94,510)	(13,514)	1,612	(147,500)	(21,091)

Add: Income tax benefit	(15,721)	(13,895)	(1,987)	(18,343)	(31,797)	(4,547)
Depreciation	1,832	491	70	4,508	1,428	204
Amortization	7,807	6,683	956	17,192	14,277	2,042
Interest	1,804	2,022	289	4,105	4,196	600

EBITDA income/(loss)	43,849	(99,209)	(14,186)	9,074	(159,396)	(22,792)

EXCHANGE RATE INFORMATION

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for readers’ convenience. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ABOUT QUHUO LIMITED

Quhuo Limited is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

SAFE HARBOR STATEMENT

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

E-mail: ir@meishisong.cn

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	63,202	38,376	5,488
Restricted cash	1,916	1,633	234
Accounts receivable, net	295,713	266,332	38,085
Prepayments and other current assets	112,044	98,522	14,088
Total current assets	472,875	404,863	57,895

Property and equipment, net	8,847	2,356	337
Right-of-use assets, net	4,647	1,558	223
Intangible assets, net	57,985	44,629	6,382
Goodwill	65,481	65,481	9,364
Deferred tax assets	31,548	54,841	7,842
Other non-current assets	225,643	224,634	32,122
Total non-current assets	394,151	393,499	56,270

Total assets	867,026	798,362	114,165

liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	145,777	161,635	23,113
Accrued expenses and other current liabilities	74,269	112,792	16,129
Short-term debt	112,848	113,447	16,223
Short-term lease liabilities	2,818	1,383	198
Amounts due to related parties	1,350	5,492	785
Total current liabilities	337,062	394,749	56,448

Long-term debt	4,706	-	-
Long-term lease liabilities	1,635	144	21
Deferred tax liabilities	599	256	37
Other non-current liabilities	62,408	53,609	7,666
Total non-current liabilities	69,348	54,009	7,724

Total liabilities	406,410	448,758	64,172

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	(RMB)	(RMB)	(US$)

Shareholders’ equity
Ordinary shares	615	2,602	372
Additional paid-in capital	1,839,482	1,877,581	268,491
Accumulated deficit	(1,373,825)	(1,523,289)	(217,827)
Accumulated other comprehensive income	(1,550)	(2,137)	(306)
Total Quhuo Limited shareholders’ equity	464,722	354,757	50,730
Non-controlling interests	(4,106)	(5,153)	(737)
Total shareholders’ equity	460,616	349,604	49,993

Total liabilities and shareholders’ equity	867,026	798,362	114,165

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Six Months Ended			For the Year Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December31, 2025
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)

Revenues	1,426,933	1,394,502	199,411	3,046,871	2,525,897	361,198
Cost of revenues	(1,377,966)	(1,386,191)	(198,223)	(2,973,158)	(2,513,524)	(359,429)
General and administrative	(77,759)	(111,451)	(15,937)	(148,627)	(187,775)	(26,851)
Research and development	(5,751)	(3,525)	(504)	(10,690)	(7,114)	(1,017)
Gain/(loss) on disposal of assets, net	68,198	(1,303)	(186)	75,220	4,441	635

Operating income/(loss)	33,655	(107,968)	(15,439)	(10,384)	(178,075)	(25,464)

Interest income	127	(202)	(29)	385	193	28
Interest expense	(1,804)	(2,022)	(289)	(4,105)	(4,196)	(600)
Other income/(loss), net	428	(1,224)	(175)	(2,627)	(230)	(33)
Income/(loss) before income tax	32,406	(111,416)	(15,932)	(16,731)	(182,308)	(26,069)
Income tax benefit	15,721	13,895	1,987	18,343	31,797	4,547
Net income/(loss)	48,127	(97,521)	(13,945)	1,612	(150,511)	(21,522)

Net loss attributable to non-controlling interests	7,113	1,158	166	1,093	1,047	150
Net income/(loss) attributable to ordinary shareholders of the Quhuo Limited	55,240	(96,363)	(13,779)	2,705	(149,464)	(21,372)

Non-GAAP Financial Data
Adjusted net income	48,127	(94,510)	(13,514)	1,612	(147,500)	(21,091)
Adjusted EBITDA	43,849	(99,209)	(14,186)	9,074	(159,396)	(22,792)

Earnings/(Loss) per share for class A, class B and class C ordinary shares
Basic	0.07	(0.05)	(0.01)	0.01	(0.11)	(0.02)
Diluted	0.07	(0.05)	(0.01)	0.01	(0.11)	(0.02)
Shares used in earnings/(loss) per share computation:
Basic	737,267,651	1,874,557,847	1,874,557,847	416,025,918	1,394,483,782	1,394,483,782
Diluted	737,267,651	1,874,557,847	1,874,557,847	416,025,918	1,394,483,782	1,394,483,782